Exhibit 10.9(b)

[CFC INTERNATIONAL, INC. LETTERHEAD]

May 2, 2004

Gregory M. Jehlik

6435 Manor Drive

Burr Ridge, IL 60527

Dear Greg:

Although currently there are no specific transactions envisioned, CFC International, Inc. (“CFC”) may become involved in a Sale (as defined in Section 8 below) which could involve a change of control of CFC. Your contributions have been important to the success of CFC and your active involvement in the service of CFC before and after a Sale is important to CFC. Therefore, on behalf of CFC, I am pleased to offer you this retention agreement (the “Agreement”), which will provide some financial incentives for you to remain employed by CFC.

The terms of this Agreement are as follows:

1. Retention Incentive Payment.

(a) You are eligible for a retention incentive payment in the amount specified below (the “Retention Incentive Payment”) subject to the terms and conditions described in this Agreement. In the event that a Sale of CFC occurs during your employment with CFC, the Retention Incentive Payment shall be equal to $981,864 and will be paid to you as follows: (i) $490,932 of the Retention Incentive Payment shall be paid to you in cash on the closing date of a Sale (“Closing Date”); and (ii) $490,932 of the Retention Incentive Payment shall be paid to you in cash on the last to occur of: (A) a date that is six (6) months after the Closing Date; or (B) the first business day of the year following the year in which the Closing Date falls. However, you will not be eligible to receive the Retention Incentive Payment, in whole or in part, if before the payment of either installment of the Retention Incentive Payment, your employment by CFC is terminated for Cause or because of your voluntary termination of employment except for Resignation with Good Grounds. (The term “Cause” is defined in paragraph 1(b) below and the term “Resignation with Good Grounds” is defined in paragraph 1(c) below.) In the event that: (i) you die; (ii) become disabled (the determination of disability shall be eligibility for the CFC long term disability insurance policy pursuant to the definition of disability contained in the insurance policy); (iii) CFC terminates your employment without Cause or; (iv) you terminate your employment based upon a Resignation with Good Grounds (collectively referred to as “Payment Continuation Event”) prior to the date that the Retention Incentive Payment is first payable (provided a Sale of CFC occurs within six (6) months of the date of a Payment Continuation Event) or prior to the payment of the second half of the Retention Incentive Payment, you shall receive the Retention Incentive Payment at the time such amount would otherwise have been paid, provided that all other applicable conditions set forth herein have been fulfilled.

(b) Cause. The term “Cause” means (i) your willful failure to perform the duties reasonably assigned to you by CFC, which failure is not cured within 30 days after notice specifically describing such failure is provided in writing to you, (ii) a good faith finding by CFC, after reasonable written notice and an opportunity to be heard, of your dishonesty, gross negligence or misconduct, (iii) a material breach of any employment, consulting, advisory, non-disclosure, non-competition or other similar agreement between CFC and you, or (iv) your conviction for, or plea of nolo contendere to (x) a felony or (y) any other crime which involves fraud, dishonesty or moral turpitude.

(c) Resignation with Good Grounds. The term “Resignation with Good Grounds” means a voluntary termination of your employment on account of, and within thirty (30) days after, the occurrence of one or more of the following events: (i) The assignment to you of any duties inconsistent in any material respect with the position (including status, offices and titles), authority, duties or responsibilities you currently maintain which results in a diminution of your position, excluding for this purpose an isolated, insubstantial or inadvertent action not taken in bad faith and which is remedied by CFC promptly after receipt of written notice given by you; (ii) if your annual base salary is decreased below the amount currently in effect or if your benefits under any material employee benefit plan, program or arrangement of CFC including bonus, stock options and company automobile (other than a change that affects all employees of CFC) are materially reduced from the level currently in effect; or (iii) if you are relocated outside of the six (6) county Chicago metropolitan area.

(d) Reduction to Avoid Excise Tax. Notwithstanding anything to the contrary contained in this Agreement, if and to the extent that any payments and rights provided under this Agreement would cause you to be subject to excise tax under Section 280G or Section 4999 of the Internal Revenue Code of 1986, as amended, or the corresponding section(s) of any future federal tax law, then the amount of the Retention Incentive Payment shall be reduced to the extent necessary to avoid imposition of any such excise tax. All determinations of the amount of the reduction shall be made by CFC’s tax counsel, and the cost of making such determination shall be paid by CFC.

2. Covenants. In consideration for the payments and agreements described in this Agreement, you agree that you will not disclose to any party information related specifically to the sale transaction including price, parties, arrangements, schedules and all related information pertinent to the solicitation, presentation, and closure of the Sale of CFC, except information which is required to be provided to any governmental agency and which becomes public information.

3. Assignment. CFC may assign any or all of its rights and obligations under this Agreement to any successor of CFC or to the stockholders of CFC if such stockholders agree to assume all the obligations of CFC hereunder. You hereby consent to any such assignment and assumption. You may not assign your rights and obligations under this Agreement.

4. Binding Effect. This Agreement and all your rights hereunder shall inure to the benefit of and be enforceable by you and your personal and legal representatives, executors, administrators, successors and heirs. This Agreement and all of CFC’s obligations hereunder shall be binding upon CFC and its successors and assigns.

5. Taxes. CFC may withhold from any amounts payable under this Agreement all taxes that CFC reasonably determines to be required pursuant to any law, regulation, or ruling. However, it is your obligation to pay all required taxes on any amounts provided under this Agreement, regardless of whether withholding is required.

6. Confidentiality. Except to the extent otherwise required by law, you will not disclose, in whole or in part, any of the terms of this Agreement. However, you may disclose the terms of this Agreement to your spouse or to your legal or financial adviser, provided that you take all reasonable measures to assure that he or she does not disclose the terms of this Agreement to a third party except as otherwise required by law.

7. Governing Law. The provisions of this Agreement will be construed and enforced in accordance with the laws of the State of Illinois, determined without regard to its choice of law rules.

8. Definition of Sale. For purposes of this letter, a “Sale” will be deemed to occur upon: (a) the sale (including a transfer occurring as a result of a tender offer, an exchange offer or the consummation of a plan of merger or consolidation) of 51% or more of CFC’s issued and outstanding shares of stock or (b) the sale of all or substantially all of CFC’s assets, to any person or group that is not an affiliate of CFC.

9. Survival. The provisions of paragraphs 2 (to the extent that any Retention Incentive Payment is paid when due hereunder), 6 and 7 of this Agreement shall survive the termination of your employment.

10. Entire Agreement. Except for the terms of the compensation and benefit plans in which you participate, this Agreement sets forth the entire understanding of you and CFC, and supersedes all prior agreements and communications, whether oral or written, between you and CFC. This Agreement will not be modified except by written agreement of you and CFC.

11. Accelerated Exercise of Stock Options. Pursuant to the terms of your employment letter dated May 7, 2002, CFC awarded you an option to purchase 50,000 shares of CFC stock at a price of $4.55 per share. On February 20, 2004 CFC granted you the option to purchase an additional 10,000 shares at a price of $5.75 per share. None of the shares subject to these stock options (the “Options”) have been purchased by you as of this date. In the event a Sale closes and the Options have not previously expired or terminated, all of these Options shall then be exercisable such that you may purchase all shares subject to the outstanding Options in accordance with the terms of the Options.

12. Termination. It is the intention of CFC that this Agreement shall continue to be in force only during such period of time as an agreement by and between Lincoln Partners L.L.C. and CFC dated June 18, 2004 (the “Lincoln Partners Agreement”) shall remain in force. Upon termination of the Lincoln Partners Agreement, your rights under this Agreement shall terminate. However, if otherwise payable, the Retention Incentive Payment shall be paid after the termination of the Lincoln Partners Agreement, but only in the event Lincoln Partners is entitled to a Success Fee (as set forth in Section 9 of the Lincoln Partners Agreement).

13. No Employment Contract. You understand and acknowledge that this Agreement does not constitute a contract of employment, does not affect your status as an employee “at will”, and does not imply that your employment will continue for any period of time.

CFC believes that this offer provides you with financial incentives to remain with CFC. I hope that you find that this Agreement provides you with a level of comfort to allow you to continue your employment with CFC. Please indicate your acceptance by signing below and returning it to me within three (3) days from the date of this letter. This Agreement shall only be enforceable and binding upon CFC from and after the time this Agreement is approved by the Board of Directors of CFC.

Sincerely yours,

/s/	Roger F. Hruby
Roger F. Hruby
CEO and Chairman of the Board

I accept and agree to the terms described above.

/s/Gregory M. Jehlik	Date: May 2, 2004
Gregory M. Jehlik

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